Exhibit 99.1

ASX Release:	MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485
ASX: MKB

MARKET UPDATE	T: +61 2 9299 9690
F: +61 2 9299 9629
Suite 4 Level 9
RunHaven to launch app in tandem with web and mobile site upgrades by December 2014	341 George Street Sydney, NSW 2000 Australia

RunHaven to expand with new App launch in January – “RaceAdvizor”	MOKOsocialmedia.com contact@MOKO.mobi

RaceAdvizor to have one of the largest running event databases in the USA with over 30,000 events

NEW YORK, September 23, 2014 – MOKO Social Media Limited (NASDAQ: MOKO, ASX: MKB) is pleased to update the market on the upgrades and development of its running-based product division. RunHaven, a web and mobile site devoted to providing a sanctuary of information for runners, is scheduled for several new upgrades and releases in 4th quarter 2014 including: web and mobile interface upgrades and the launch of the app of the same name.

RunHaven’s site of educational and entertaining running-based articles, is currently upgrading the web and mobile interfaces to provide an enhanced user experience complete with new community and social functionality features. These features include a Forum for the discussion of any and all things running, including: tips, advice, injury questions and stories, race stories, success sharing, etc.; as well as the creation of a Photo Album for user-generated images; and a Shop e-commerce feature powered via a partnership with Pacers, a specialty running retailer with stores in the greater Washington DC area. These improvements are slated for October 2014 on both iOS and Android.

Also in development for a January 2015 launch is RaceAdvizor, RunHaven’s ultimate running race portal, which will be one of America's largest mobile and online information hubs for running events. Providing runners with a one-stop location for in-depth racing information of approximately 30,000 races each year, runners will be able to find the perfect event, whether it is across town or across the country. RaceAdvizor's database will include all categories of running races including: road races, trail races, ultra-marathons, themed races, obstacle course races and fun runs. Runners will be able to search by proximity, date range, race distance and race name.

RaceAdvizor will take the guesswork out of choosing your next race by providing runners with the ability to:

•	Find essential event details including the event, name, date, location, race distance(s) and a description.
•	Read and write race reviews on topics such as: the course, management, shirts, award quality, value, etc.
•	View and upload race pictures.
•	See a 10-day weather forecast for the event's location.

[PHOTOS ON FOLLOWING PAGE]

ENDS.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information. MOKO will launch Speakiesy in December 2014. Speakiesy will be a new college social media App exclusive to each campus.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.